Exhibit 10.11

Compensation of Directors

      Each outside director receives an annual retainer of $50,000, half of which is payable quarterly in cash and half of which is payable quarterly in restricted stock units and $1,500 for each board or committee meeting attended by such director. The restricted stock units are granted under the Cohen & Steers, Inc. 2004 Stock Incentive Plan and are 100% vested on the date of grant. In general, the shares of common stock underlying the restricted stock units granted to a director will be delivered to the director on the third anniversary of the date of grant. Dividends on these restricted stock units are accrued and will be paid in cash on the delivery date of the shares of common stock underlying such restricted stock units. In addition, the chair of the Audit Committee receives an additional annual retainer of $7,500. Outside directors receive no compensation from Cohen & Steers other than compensation as directors of the company.